UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Aenza S.A.A.
(Name of Issuer)
Common Stock,
(Title of Class of Securities)
38500P208
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒Rule 13d-1(c)
☐ Rule 13d-1(d)

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 38500P208	13G/A	Page 2 of 6 Pages
1	NAME OF REPORTING PERSON Fratelli Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 127,222,815
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 127,222,815
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,222,815
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2730%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 38500P208	13G/A	Page 3 of 6 Pages
1	NAME OF REPORTING PERSON Inversiones Menevado Dos Limitada (Chile)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 127,222,815
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 127,222,815
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,222,815
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2730%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 38500P208	13G/A	Page 4 of 6 Pages
Item 1(a).              Name of Issuer:
Aenza S.A.A. (f/k/a Grana y Montero S.A.A.)
Item 1(b).              Address of Issuer’s Principal Executive Offices:
Av. Paseo de la Republica 4667
Surquillo, Lima 34, Peru
Item 2(a).               Name of Persons Filing:
This Schedule 13G/A is being filed on behalf of the following persons (the “Reporting Persons”):
(i)	Fratelli Investments Ltd.
(ii)	Inversiones Menevado Dos Limitada (Chile)
Item 2(b).               Address of Principal Business Office or, if none, Residence:
The principal business office of the Reporting Persons filing this Schedule 13G is located at c/o MQ Services Ltd., Victoria Place, 31 Victoria St., Hamilton HM 10, Bermuda.
Item 2(c).	Citizenship:
(iii)	Fratelli Investments Ltd.Bermuda
(iv)	Inversiones Menevado Dos Limitada (Chile)Chile
Item 2(d).	Title of Class of Securities:
Common Stock, par value $1.00
Item 2(e).	CUSIP Number:
38500P208

CUSIP No. 38500P208	13G/A	Page 5 of 6 Pages
Item 3.	If this statement is filed pursuant to rule.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

 (e)   [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

 (f)     [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

 (g)   [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

 (h)   [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

 (i)     [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
       Investment Company Act of 1940 (15 U.S.C. 80a-3);

 (j)        [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

 (k)     [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non U.S.institution in accordance with § 240.13d-         1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.                     Ownership:

(a)	Amount beneficially owned: 127,222,815

(b)	Percent of class: 9.2730%
                 (c)          Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 127,222,815

(ii)	Shared power to vote or to direct the vote: 0

                  (iii)         Sole power to dispose or to direct the disposition of: 127,222,815

(iv)	Shared power to dispose or to direct the disposition of: 0
The response of each of the reporting persons to Items 5 through 11 of each of their respective cover pages which relate to the beneficial ownership of the ordinary shares of the Issuer, as of January 17, 2023 (9.2730%), is incorporated herein by reference. The percentage ownership of each of the reporting persons is based on 1,196,984,784 total shares outstanding. Inversiones Menevado Dos Limitada (Chile), by virtue of its status as the 99% stockholder of Fratelli Investments Ltd. may be deemed to hold the power to vote or direct the vote and to dispose or direct the disposition of all the Shares of the Issuer of which Fratelli Investments Ltd. is the direct beneficial owner; however, the aggregate ownership of all reporting persons hereunder does not exceed 9.2730% as of January 17, 2022.
Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following. ☐
Item 6.                    Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.
Item 8.                    Identification and Classification of Members of the Group:
Not applicable.
Item 9.                    Notice of Dissolution of Group:
Not applicable.

CUSIP No. 38500P208	13G/A	Page 6 of 6 Pages
Item 10.                 Certification:
By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated:  February 9, 2024
FRATELLI INVESTMENTS LTD.
By: /s/ Viviana Rubia
Viviana Rubia, Authorized Person
By: /s/ Julio Dittborn
Julio Dittborn, Authorized Person

INVERSIONES MENEVADO DOS LIMITADA (CHILE)
By: /s/ Viviana Rubia
Viviana Rubia, Authorized Person
By: /s/ Julio Dittborn
Julio Dittborn, Authorized Person